UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 30)

Cablevision Systems Corporation

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

12686C-10-9

(CUSIP Number)

Richard D. Bohm

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12686C-10-9

1.	Name of reporting person Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2015 Grantor Retained Annuity Trust #1C and the Charles F. Dolan 2009 Revocable Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 - See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 14,026,805
	8.	Shared voting power 22,165,427
	9.	Sole dispositive power 14,026,805
	10.	Shared dispositive power 22,165,427
11.	Aggregate amount beneficially owned by each reporting person 36,192,232
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 14.1%
14.	Type of reporting person IN

*	Excludes 22,192,910 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2015 Grantor Retained Annuity Trust #1C and the Helen A. Dolan 2009 Revocable Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00- See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 7,800,000
	8.	Shared voting power 28,392,232
	9.	Sole dispositive power 7,800,000
	10.	Shared dispositive power 28,392,232
11.	Aggregate amount beneficially owned by each reporting person 36,192,232
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 14.1%
14.	Type of reporting person IN

*	Excludes 22,192,910 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,180,738
	8.	Shared voting power 4,332,760
	9.	Sole dispositive power 3,180,738
	10.	Shared dispositive power 4,332,760
11.	Aggregate amount beneficially owned by each reporting person 7,513,498
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 3.3%
14.	Type of reporting person IN

*	Excludes 50,232,970 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 494,168
	8.	Shared voting power 3,867,381
	9.	Sole dispositive power 494,168
	10.	Shared dispositive power 3,867,381
11.	Aggregate amount beneficially owned by each reporting person 4,361,549
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.9%
14.	Type of reporting person IN

*	Excludes 50,429,839 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 295,079
	8.	Shared voting power 3,757,922
	9.	Sole dispositive power 295,079
	10.	Shared dispositive power 3,757,922
11.	Aggregate amount beneficially owned by each reporting person 4,053,001
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.8%
14.	Type of reporting person IN

*	Excludes 50,593,610 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Kathleen M. Dolan, individually and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of the Charles F. Dolan Children Trusts
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 180,704
	8.	Shared voting power 22,959,705
	9.	Sole dispositive power 180,704
	10.	Shared dispositive power 22,959,705
11.	Aggregate amount beneficially owned by each reporting person 23,140,409
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 9.5%
14.	Type of reporting person IN

*	Excludes 1,462,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 32,141,632 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Marianne Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 14,845
	8.	Shared voting power 3,761,464
	9.	Sole dispositive power 14,845
	10.	Shared dispositive power 3,761,464
11.	Aggregate amount beneficially owned by each reporting person 3,776,309
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.7%
14.	Type of reporting person IN

*	Excludes 1,462,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 50,574,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Deborah A. Dolan-Sweeney
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,881
	8.	Shared voting power 4,315,273
	9.	Sole dispositive power 8,881
	10.	Shared dispositive power 4,315,273
11.	Aggregate amount beneficially owned by each reporting person 4,324,154
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.9%
14.	Type of reporting person IN

*	Excludes 1,462,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 50,461,749 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person David M. Dolan, as a Trustee of each of the Charles F. Dolan 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00- See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 915,712
	8.	Shared voting power 13,484,327
	9.	Sole dispositive power 915,712
	10.	Shared dispositive power 13,484,327
11.	Aggregate amount beneficially owned by each reporting person 14,400,039
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 6.1%
14.	Type of reporting person IN

*	Excludes 40,686,596 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Paul J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 386,206
	8.	Shared voting power 7,758,390
	9.	Sole dispositive power 386,206
	10.	Shared dispositive power 7,758,390
11.	Aggregate amount beneficially owned by each reporting person 8,144,596
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 3.5%
14.	Type of reporting person IN

*	Excludes 46,753,915 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Matthew J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 11,850
	8.	Shared voting power 7,625,395
	9.	Sole dispositive power 11,850
	10.	Shared dispositive power 7,625,395
11.	Aggregate amount beneficially owned by each reporting person 7,637,245
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 3.3%
14.	Type of reporting person IN

*	Excludes 46,866,631 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.

Name of reporting person

Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, each of the Charles F. Dolan 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 27,250
	8.	Shared voting power 21,087,013
	9.	Sole dispositive power 27,250
	10.	Shared dispositive power 21,087,013
11.	Aggregate amount beneficially owned by each reporting person 21,114,263
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 8.7%
14.	Type of reporting person IN

*	Excludes 33,466,609 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Charles F. Dolan Children Trust FBO Kathleen M. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,867,380
	8.	Shared voting power 0
	9.	Sole dispositive power 3,867,380
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,867,380
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.7%
14.	Type of reporting person OO

*	Excludes 50,461,749 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,867,380
	8.	Shared voting power 0
	9.	Sole dispositive power 3,867,380
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,867,380
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.7%
14.	Type of reporting person OO

*	Excludes 50,461,749 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Charles F. Dolan Children Trust FBO Marianne Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,754,664
	8.	Shared voting power 0
	9.	Sole dispositive power 3,754,664
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,754,664
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.7%
14.	Type of reporting person OO

*	Excludes 50,574,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Charles F. Dolan Children Trust FBO Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,735,519
	8.	Shared voting power 0
	9.	Sole dispositive power 3,735,519
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,735,519
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.7%
14.	Type of reporting person OO

*	Excludes 50,593,610 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,867,381
	8.	Shared voting power 0
	9.	Sole dispositive power 3,867,381
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,867,381
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.7%
14.	Type of reporting person OO

*	Excludes 50,429,839 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,867,381
	8.	Shared voting power 0
	9.	Sole dispositive power 3,867,381
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,867,381
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.7%
14.	Type of reporting person OO

*	Excludes 50,429,839 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,360,977
	8.	Shared voting power 0
	9.	Sole dispositive power 2,360,977
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,360,977
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.1%
14.	Type of reporting person OO

*	Excludes 51,776,696 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,497,220
	8.	Shared voting power 0
	9.	Sole dispositive power 2,497,220
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,497,220
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.1%
14.	Type of reporting person OO

*	Excludes 51,640,453 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,208,285
	8.	Shared voting power 0
	9.	Sole dispositive power 1,208,285
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,208,285
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person OO

*	Excludes 52,929,388 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,236,285
	8.	Shared voting power 0
	9.	Sole dispositive power 1,236,285
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,236,285
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person OO

*	Excludes 52,901,388 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,488,285
	8.	Shared voting power 0
	9.	Sole dispositive power 1,488,285
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,488,285
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.7%
14.	Type of reporting person OO

*	Excludes 52,649,388 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 816,285
	8.	Shared voting power 0
	9.	Sole dispositive power 816,285
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 816,285
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.4%
14.	Type of reporting person OO

*	Excludes 53,321,388 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Ryan Dolan 1989 Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 60,627
	8.	Shared voting power 0
	9.	Sole dispositive power 60,627
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 60,627
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person OO

*	Excludes 54,077,046 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Tara Dolan 1989 Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 60,627
	8.	Shared voting power 0
	9.	Sole dispositive power 60,627
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 60,627
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person OO

*	Excludes 54,077,046 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 960,935
	8.	Shared voting power 0
	9.	Sole dispositive power 960,935
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 960,935
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.4%
14.	Type of reporting person OO

*	Excludes 53,176,738 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 960,935
	8.	Shared voting power 0
	9.	Sole dispositive power 960,935
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 960,935
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.4%
14.	Type of reporting person OO

*	Excludes 53,176,738 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 960,935
	8.	Shared voting power 0
	9.	Sole dispositive power 960,935
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 960,935
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.4%
14.	Type of reporting person OO

*	Excludes 53,176,738 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 960,935
	8.	Shared voting power 0
	9.	Sole dispositive power 960,935
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 960,935
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.4%
14.	Type of reporting person OO

*	Excludes 53,176,738 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person CFD 2010 Grandchildren Trust FBO Aidan Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 68,121
	8.	Shared voting power 0
	9.	Sole dispositive power 68,121
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 68,121
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person OO

*	Excludes 54,069,552 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Aidan Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person CFD 2010 Grandchildren Trust FBO Quentin Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 68,121
	8.	Shared voting power 0
	9.	Sole dispositive power 68,121
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 68,121
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.00%
14.	Type of reporting person OO

*	Excludes 54,069,552 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Quentin Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Charles F. Dolan 2015 Grantor Retained Annuity Trust #1C
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 10,693,686
	8.	Shared voting power 0
	9.	Sole dispositive power 10,693,686
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 10,693,686
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 4.6%
14.	Type of reporting person OO

*	Excludes 43,443,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2015 Grantor Retained Annuity Trust #1C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 12686C-10-9

1.	Name of reporting person Helen A. Dolan 2015 Grantor Retained Annuity Trust #1C
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 7,800,000
	8.	Shared voting power 0
	9.	Sole dispositive power 7,800,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 7,800,000
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 3.4%
14.	Type of reporting person OO

*	Excludes 46,337,673 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2015 Grantor Retained Annuity Trust #1C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 30 TO SCHEDULE 13D

This Amendment to Schedule 13D is being filed jointly by the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of Cablevision Systems Corporation. (the “Issuer”), par value $.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein.

The Schedule 13D (the “Schedule”) filed by the original Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2005, Amendment No. 6 filed on March 31, 2005, Amendment No. 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005, Amendment No. 10 filed on August 10, 2005, Amendment No. 11 filed on September 16, 2005, Amendment No. 12 filed on October 13, 2005, Amendment No. 13 filed on October 25, 2005, Amendment No. 14 filed on December 29, 2005, Amendment No. 15 filed on August 11, 2006, Amendment No. 16 filed on October 10, 2006, Amendment No. 17 filed on November 13, 2006, Amendment No. 18 filed on December 11, 2006, Amendment No. 19 filed on January 12, 2007, Amendment No. 20 filed on May 3, 2007, Amendment No. 21 filed on November 7, 2007, Amendment No. 22 filed on August 1, 2008, Amendment No. 23 filed on December 8, 2008, Amendment No. 24 filed on February 10, 2010, Amendment No. 25 filed on November 19, 2010, Amendment No. 26 filed on February 22, 2011, Amendment No. 27 filed on September 16, 2011, Amendment No. 28 filed on March 23, 2012, and Amendment No. 29 filed on August 22, 2013, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 30.

Item 2	Identity and Background.

The disclosure in Item 2 is hereby amended by amending and restating part (a) thereof as follows:

(a) The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2015 Grantor Retained Annuity Trust #1C (the “CFD 2015 GRAT #1C”) and the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2015 Grantor Retained Annuity Trust #1C (the “HAD 2015 GRAT #1C”) and the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; David M. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”) and as a Trustee of the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber and CFD 2010 Grandchildren Trust FBO Descendants

of Patrick F. Dolan (collectively, the “CFD 2010 Grandchildren Trusts” and individually, a “2010 Grandchildren Trust”); Paul J. Dolan, as a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan; Matthew J. Dolan, as a Trustee of the Dolan Children Trusts FBO Marianne Dolan Weber and Thomas C. Dolan; Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan, each of the 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; Dolan Children Trust FBO Patrick F. Dolan; 2009 Family Trust FBO James L. Dolan; 2009 Family Trust FBO Thomas C. Dolan; 2009 Family Trust FBO Patrick F. Dolan; 2009 Family Trust FBO Kathleen M. Dolan; 2009 Family Trust FBO Marianne Dolan Weber; 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; Tara Dolan 1989 Trust; CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney; CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan; CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber; CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan; CFD 2010 Grandchildren Trust FBO Aidan Dolan; CFD 2010 Grandchildren Trust FBO Quentin Dolan; CFD 2015 GRAT #1C; and HAD 2015 GRAT #1C.

The disclosure in Item 2(b) is hereby amended by (i) changing the contact information for the Group Members listed below and (ii) adding the New Group Members at the end thereof as follows:

Individuals:

James L. Dolan:

c/o Knickerbocker Group LLC

Attention: Scott Metsch

PO Box 420

Oyster Bay, New York 11771

Kristin A. Dolan:

c/o Knickerbocker Group LLC

Attention: Scott Metsch

PO Box 420

Oyster Bay, New York 11771

Kathleen M. Dolan:

c/o Richard Baccari

MLC Ventures LLC

PO Box 1014

Yorktown Heights, NY 10598

Marianne Dolan Weber:

c/o Richard Baccari

MLC Ventures LLC

PO Box 1014

Yorktown Heights, NY 10598

Trusts:

CFD 2015 GRAT #1C is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and has an address of c/o Dolan Family Office, attention: Renzo Mori, 340 Crossways Park Drive, Woodbury, New York 11797.

HAD 2015 GRAT #1C is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and has an address of c/o Dolan Family Office, attention: Renzo Mori, 340 Crossways Park Drive, Woodbury, New York 11797.

The disclosure in Item 2(c) is hereby amended by changing the employment information for the Group Members noted below as follows:

James L. Dolan is Chief Executive Officer and a director of the Issuer. The Issuer’s principal business address is 1111 Stewart Avenue, Bethpage, New York 11714. He is a director and Executive Chairman of The Madison Square Garden Company (“MSG”) and a director of AMC Networks Inc. (“AMC”). He is the son of Charles F. Dolan, a director of the Issuer, and Helen A. Dolan, the spouse of Kristin A. Dolan, a director of the Issuer, and is the brother of Thomas C. Dolan, a director of the Issuer, Patrick F. Dolan, a director of the Issuer, Kathleen M. Dolan, Marianne Dolan Weber, a director of the Issuer, and Deborah A. Dolan-Sweeney, a director of the Issuer.

Kristin A. Dolan is Chief Operating Officer and a director of the Issuer. The Issuer’s principal business address is 1111 Stewart Avenue, Bethpage, New York 11714. She is a director of MSG and a director of AMC. She is the daughter-in-law of Charles F. Dolan, a director of the Issuer, and Helen A. Dolan, the spouse of James L. Dolan, a director of the Issuer, and is the sister-in-law of Thomas C. Dolan, a director of the Issuer, Patrick F. Dolan, a director of the Issuer, Kathleen M. Dolan, Marianne Dolan Weber, a director of the Issuer, and Deborah A. Dolan-Sweeney, a director of the Issuer.

The disclosure in Item 2(d) is hereby amended by adding the following at the end thereof:

Neither New Group Member, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The disclosure in Item 2(e) is hereby amended by adding the following at the end thereof:

Neither New Group Member, during the last five years, has been a party to a civil proceeding of a judicial body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby amended by adding the following at the end thereof:

The CFD 2015 GRAT #1C was formed by Charles F. Dolan on September 11, 2015, and was given by the CFD 2009 Trust the number of shares of the Issuer’s Class B Common Stock indicated as owned by the GRAT in Item 5 of this Amendment No. 30 to the Schedule 13D.

The HAD 2015 GRAT #1C was formed by Helen A. Dolan on September 11, 2015, and was given by the HAD 2009 Trust the number of shares of the Issuer’s Class B Common Stock indicated as owned by the GRAT in Item 5 of this Amendment No. 30 to the Schedule 13D.

Please see Item 5(c) for additional information regarding the transactions effected on September 11, 2015. The information with respect to these transactions is incorporated by reference herein.

No funds were exchanged in connection with any of the foregoing transfers of shares of the Issuer’s Class B Common Stock.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended by adding the following to the end thereof:

Each of the transactions described in Item 3 above effected by Charles F. Dolan and Helen A. Dolan on September 11, 2015 was effected for estate planning purposes for Charles F. Dolan and Helen A. Dolan.

On September 16, 2015, the Issuer entered into the Agreement and Plan of Merger (the “Merger Agreement”), by and among Altice N.V., a public company with limited liability (naamloze vennootschap) under Dutch law (“Altice”), Neptune Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Altice (“Merger Sub”) and the Issuer. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly-owned subsidiary of Altice

In connection with the Merger, each outstanding share of Class A Common Stock and each outstanding share of Class B Common Stock (collectively, the “Shares”), other than Shares owned by the Issuer, Altice or any of their respective wholly-owned subsidiaries, in each case not held on behalf of third parties in a fiduciary capacity, and Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights, will be converted into the right to receive $34.90 in cash, without interest.

The foregoing description of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement attached hereto as Exhibit 48, which is incorporated herein by reference.

On September 16, 2015, the CFD 2015 GRAT #1C, the HAD 2015 GRAT #1C, the 2009 Family Trust FBO James L. Dolan, the 2009 Family Trust FBO Thomas C. Dolan and the Dolan Children Trusts executed a written consent adopting and approving the Merger Agreement and the transactions contemplated thereby.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:

(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 64,268,827 shares of Class A Common Stock as a result of their beneficial ownership of (i) 10,131,154 shares of Class A Common Stock (including 1,224,900 shares of restricted stock and options to purchase 4,606,300 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 54,137,673 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 22.9% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 54,137,673 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Third A&R Class B Stockholders Agreement (see Item 6 below). Individuals who are Group Members solely in their capacity as trustees of trusts that are Group Members may be deemed to beneficially own an additional 1,434,284 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Charles F. Dolan may be deemed to beneficially own an aggregate of 36,192,232 shares of Class A Common Stock, including (i) 4,247,469 shares of Class A Common Stock (including 668,000 shares of restricted stock and options to purchase 2,011,600 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 31,944,763 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 14.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 14,026,805 shares of Class A Common Stock (including 236,632 shares of Class A Common Stock owned of record personally, 416,887 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 668,000 shares of restricted stock owned of record personally and options owned of record personally to purchase 2,011,600 shares of Class A Common Stock that are exercisable within sixty days of this filing, and 10,693,686 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2015 GRAT #1C) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 22,165,427 shares of Class A Common Stock (including 914,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 21,251,077 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 7,800,000 shares of Class B Common Stock owned of record by the HAD 2015 GRAT #1C, 9,607,337 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 3,843,740 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts). He disclaims beneficial ownership of 914,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and 21,251,077 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 7,800,000 shares of Class B Common Stock owned of record by the HAD 2015 GRAT #1C, 9,607,337 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 3,843,740 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Helen A. Dolan may be deemed to beneficially own an aggregate of 36,192,232 shares of Class A Common Stock, including (i) 4,247,469 shares of Class A Common Stock (including 668,000 shares of restricted stock and options to purchase 2,011,600 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 31,944,763 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 14.1% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of 7,800,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 7,800,000 shares of Class B Common Stock owned of record by the HAD 2015 GRAT #1C) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 28,392,232 shares of Class A Common Stock (including 914,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 416,887 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 236,632 shares of Class A Common Stock, 668,000 shares of restricted stock and options to purchase 2,011,600 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, Charles F. Dolan; and 24,144,763 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 10,693,686 shares of Class B Common Stock owned of record by the CFD 2015 GRAT #1C, 9,607,337 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 3,843,740 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts). She disclaims beneficial ownership of 914,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 416,887 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 236,632 shares of Class A Common Stock, 668,000 shares of restricted stock and options to purchase 2,011,600 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, and 24,144,763 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 10,693,686 shares of Class B Common Stock owned of record by the CFD 2015 GRAT #1C, 9,607,337 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 3,843,740 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

James L. Dolan may be deemed to beneficially own an aggregate of 7,513,498 shares of Class A Common Stock, including (i) 3,608,795 shares of Class A Common Stock (including 199,900 shares of restricted stock and options to purchase 2,199,600 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 3,904,703 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,180,738 shares of Class A Common Stock (including 980,611 shares of Class A Common Stock owned of record personally, 7,700 shares of Class A Common Stock held as custodian for one or more minor children, and options owned of record personally to purchase 2,131,800 shares of Class A Common Stock that are exercisable within sixty days of this filing and 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,332,760 shares of Class A Common Stock (including 5,000 shares of Class A Common Stock owned of record jointly with his spouse, 40,763 shares of Class A Common Stock owned of record personally by his spouse, 1,874 shares owned of record by his spouse through a 401(k) plan, 199,900 shares of restricted stock and options to purchase 67,800 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally by his spouse, 13,800 shares of Class A Common Stock owned of record by members of his household, and 159,547 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and an aggregate of 136,242 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts FBO Aidan and Quentin Dolan for which his spouse serves as trustee). He disclaims beneficial ownership of 7,700 shares of Class A Common Stock held as custodian for one or more minor children, 13,800 shares of Class A Common Stock owned of record by members of his household, 40,763 shares of Class A Common Stock owned of record personally by his spouse, 1,874 shares owned of record by his spouse through a 401(k) plan, 199,900 shares of restricted stock and options to purchase 67,800 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally by his spouse and 159,547 shares of Class A Common Stock and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and an aggregate of 136,242 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts FBO Aidan and Quentin Dolan for which his spouse serves as trustee, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 4,361,549 shares of Class A Common Stock, including (i) 653,715 shares of Class A Common Stock (including 89,800 shares of restricted stock and options to purchase 199,500 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 494,168 shares of Class A Common Stock (including 204,868 shares of Class A Common Stock, 89,800 shares of restricted stock and options to purchase 199,500 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally) and (b) the shared power to vote or direct the vote of and to dispose of or to direct the disposition of 159,547 shares of Class A Common Stock and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 159,547 shares of Class A Common Stock and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Patrick F. Dolan may be deemed to beneficially own an aggregate of 4,053,001 shares of Class A Common Stock, including (i) 508,938 shares of Class A Common Stock (including 67,300 shares of restricted stock and options to purchase 95,800 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 295,079 shares of Class A Common Stock (including 131,979 shares of Class A Common Stock, 67,300 shares of restricted stock, and options to purchase 95,800 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 3,757,922 shares of Class A Common Stock (including 17,025 shares owned of record jointly with his spouse, 2,628 shares of Class A Common Stock owned of record personally by his spouse, 2,750 shares owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as co-trustee, 191,456 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 2,628 shares of Class A Common Stock owned of record personally by his spouse, 2,750 shares of Class A Common Stock held by the Mucci Trust, and 191,456 shares of Class A Common Stock and 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 23,140,409 shares of Class A Common Stock, including (i) 1,144,368 shares of Class A Common Stock and (ii) 21,996,041 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 9.5% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 180,740 shares of Class A Common Stock (including 50,250 shares of Class A Common owned of record personally, 9,200 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 121,254 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 22,959,705 shares of Class A Common Stock (including an aggregate of 1,084,918 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 21,874,787 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts). She disclaims beneficial ownership of 9,200 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 1,084,918 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 21,996,041 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne Dolan Weber may be deemed to beneficially own an aggregate of 3,776,309 shares of Class A Common Stock, including (i) 213,101 shares of Class A Common Stock (including options to purchase 4,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 14,845 shares of Class A Common Stock (including 10,845 shares of Class A Common Stock and options to purchase 4,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 3,761,464 shares of Class A Common Stock (including 2,200 shares of Class A Common Stock owned of record by her spouse, 4,600 shares of Class A Common Stock owned of record by members of her household, and 191,456 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit and 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 2,200 shares of Class A Common Stock owned of record by her spouse, 4,600 shares of Class A Common Stock held by members of her household, and 191,456 shares of Class A Common Stock and 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 4,324,154 shares of Class A Common Stock, including (i) 648,230 shares of Class A Common Stock (including 199,900 shares of restricted stock and options to purchase 95,800 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.9% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 8,881 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,315,273 shares of Class A Common Stock (including 120,143 shares of Class A Common Stock, 199,900 shares of restricted stock and options to purchase 95,800 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 32,050 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 191,456 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit and 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 120,143 shares of Class A Common Stock, 199,900 shares of restricted stock and options to purchase 95,800 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 32,050 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 191,456 shares of Class A Common Stock and 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

David M. Dolan may be deemed to beneficially own an aggregate of 14,400,039 shares of Class A Common Stock, including (i) 948,962 shares of Class A Common Stock and (ii) 13,451,077 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 915,712 shares of Class A Common Stock (including 7,186 shares of Class A Common Stock owned of record by the David

M. Dolan Revocable Trust and 908,526 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 13,484,327 shares of Class A Common Stock (including 9,200 shares of Class A Common Stock owned of record jointly with his spouse, 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 3,050 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 9,607,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and an aggregate of 3,843,740 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts). He disclaims beneficial ownership of 908,526 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 3,050 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 9,607,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and an aggregate of 3,843,740 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Paul J. Dolan may be deemed to beneficially own an aggregate of 8,144,596 shares of Class A Common Stock, including (i) 760,838 shares of Class A Common Stock, and (ii) 7,383,758 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 386,206 shares of Class A Common Stock (including 20,436 shares of Class A Common Stock held as custodian for one or more minor children and 365,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,758,390 shares of Class A Common Stock (including 23,629 shares of Class A Common Stock owned of record jointly with his spouse, an aggregate of 351,003 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 7,383,758 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 20,436 shares of Class A Common Stock held as custodian for one or more minor children, 365,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 351,003 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 7,383,758 shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 7,637,245 shares of Class A Common Stock, including (i) 366,203 shares of Class A Common Stock and (ii) 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 11,850 shares of Class A Common Stock (including 6,300 shares of Class A Common Stock owned of record personally and 5,550 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,625,395 shares of Class A Common Stock (including 2,000 shares of Class A Common Stock owned of record with his spouse, 1,350 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 351,003 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 5,550 shares of Class A Common Stock held as custodian for a minor child, 1,350 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 351,003 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 21,114,263 shares of Class A Common Stock, including (i) 443,199 shares of Class A Common Stock and (ii) 20,671,064 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.7% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 27,250 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 21,087,013 shares of Class A Common Stock (including 33,037 shares of Class A Common Stock owned of record jointly with her spouse, an aggregate of 382,912 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, and an aggregate of 9,607,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and an aggregate of 3,843,740 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts). She disclaims beneficial ownership of 27,250 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 382,912 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, and an aggregate of 9,607,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and an aggregate of 3,843,740 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 3,867,380 shares of Class A Common Stock, including (i) 191,456 shares of Class A Common Stock and (ii) 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 3,867,380 shares of Class A Common Stock, including (i) 191,456 shares of Class A Common Stock and (ii) 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 3,754,664 shares of Class A Common Stock, including (i) 191,456 shares of Class A Common Stock and (ii) 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 3,735,519 shares of Class A Common Stock, including (i) 191,456 shares of Class A Common Stock and (ii) 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 3,867,381 shares of Class A Common Stock, including (i) 159,547 shares of Class A Common Stock and (ii) 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 3,867,381 shares of Class A Common Stock, including (i) 159,547 shares of Class A Common Stock and (ii) 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 2,360,977 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 2,497,220 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 1,208,285 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 1,236,285 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 1,488,285 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 816,285 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 26 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 27 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 960,935 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 28 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan may be deemed to beneficially own an aggregate of 960,935 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 29 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 960,935 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 30 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan may be deemed to beneficially own an aggregate of 960,935 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 31 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Aidan Dolan may be deemed to beneficially own an aggregate of 68,121 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kristin A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 32 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Quentin Dolan may be deemed to beneficially own an aggregate of 68,121 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kristin A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 33 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan 2015 Grantor Retained Annuity Trust #1C may be deemed to beneficially own an aggregate of 10,693,686 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Charles F. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 34 of this Schedule 13D is hereby incorporated by reference.

The Helen A. Dolan 2015 Grantor Retained Annuity Trust #1C may be deemed to beneficially own an aggregate of 7,800,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Helen A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 35 of this Schedule 13D is hereby incorporated by reference.

Kristin A. Dolan may be deemed to beneficially own an aggregate of 7,513,498 shares of Class A Common Stock, including (i) 3,608,795 shares of Class A Common Stock (including 199,900 shares of restricted stock and options to purchase 2,199,600 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 3,904,703 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.3% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 446,579 shares of Class A Common Stock (including 40,763 shares of Class A Common Stock, 199,900 shares of restricted stock and options to purchase 67,800 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally, 1,874 shares of Class A Common Stock held personally through a 401(k) plan, and an aggregate of 136,242 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts FBO Aidan and Quentin Dolan for which she serves as trustee) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,066,919 shares of Class A Common Stock (including 980,611 shares of Class A Common Stock, and options to purchase 2,131,800 shares of Class A Common Stock that are exercisable within sixty days of this filing and 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally by her spouse, 5,000 shares of Class A Common Stock owned of record jointly with her spouse, 7,700 shares of Class A Common Stock held as custodian by her spouse for one or more minor children, 13,800 shares of Class A Common Stock owned of record by members of her household, and 159,547 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of her spouse and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of her spouse). She disclaims beneficial ownership of 7,700 shares of Class A Common Stock held as custodian by her spouse for one or more minor children, 13,800 shares of Class A Common Stock owned of record by members of her household, 980,611 shares of Class A Common Stock, and options to purchase 2,131,800 shares of Class A Common Stock that are exercisable within sixty days of this filing and 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally by her spouse, 159,547 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of her spouse, 3,707,834 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of her spouse, and an aggregate of 136,242 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts FBO Aidan and Quentin Dolan for which she serves as trustee, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

(c) The following transactions in the Issuer’s Securities have been effected by Group Members within the 60 days prior to this filing:

On August 19, 2015, Kathleen M. Dolan received 41,369 shares of Class A Common Stock in settlement of an equal number of non-employee director restricted stock units.

On September 11, 2015, Charles F. Dolan and Helen A. Dolan (through their respective revocable trusts) contributed the number of shares of Class B Common Stock listed in the table below to the Grantor Retained Annuity Trust listed in the table below. No funds were exchanged in connection with any of the transfers of shares of the Issuer’s Class B Common Stock.

Transferor	Number of shares of Class B Common Stock	Transferee
Charles F. Dolan 2009 Revocable Trust	10,693,686	Charles F. Dolan 2015 GRAT #1C
Helen A. Dolan 2009 Revocable Trust	7,800,000	Helen A. Dolan 2015 GRAT #1C

(d) See Exhibit A, which is incorporated by reference herein.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The description of the Merger Agreement set forth in Item 4 is hereby incorporated by reference herein.

The disclosure in the section of Item 6 entitled “THE CLASS B STOCKHOLDERS AGREEMENT” is hereby amended by adding the following paragraph after the end of the last paragraph thereof:

On September 11, 2015, the Charles F. Dolan 2015 GRAT #1C and the Helen A. Dolan 2015 GRAT #1C became parties to the Third A&R Class B Stockholders Agreement.

Item 7	Material to be Filed as an Exhibit.

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit B.14: Joint Filing Agreement, dated September 17, 2015.

Exhibit 48: Agreement and Plan of Merger, dated as of September 16, 2015, by and among Issuer, parent and Merger Sub (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K (file number 1-14764) of the Issuer filed with the Securities and Exchange Commission on September 17, 2015).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 17, 2015

CHARLES F. DOLAN, individually, and as Trustee of the Charles F. Dolan 2009 Revocable Trust and the Charles F. Dolan 2015 Grantor Retained Annuity Trust #1C

*
Charles F. Dolan

HELEN A. DOLAN, individually, and as Trustee of the Helen A. Dolan 2009 Revocable Trust and the Helen A. Dolan 2015 Grantor Retained Annuity Trust #1C

*
Helen A. Dolan

JAMES L. DOLAN, individually

*
James L. Dolan

THOMAS C. DOLAN, individually

/s/ Thomas C. Dolan
Thomas C. Dolan

PATRICK F. DOLAN, individually

*
Patrick F. Dolan

MARIANNE DOLAN WEBER, individually

*
Marianne Dolan Weber

DEBORAH A. DOLAN-SWEENEY, individually

*
Deborah A. Dolan-Sweeney

KATHLEEN M. DOLAN, individually, and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan, and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

*
Kathleen M. Dolan

DAVID M. DOLAN, not individually but as a Trustee of the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan and the CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan

*
David M. Dolan

PAUL J. DOLAN, not individually but as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan

*
Paul J. Dolan

MATTHEW J. DOLAN, not individually but as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan

*
Matthew J. Dolan

MARY S. DOLAN, not individually but as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan and the CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan

*
Mary S. Dolan

CFD 2010 GRANDCHILDREN TRUST FBO AIDAN DOLAN

*
By: Kristin A. Dolan, as Trustee

CFD 2010 GRANDCHILDREN TRUST FBO QUENTIN DOLAN

*
By: Kristin A. Dolan, as Trustee

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
As Attorney-in-Fact